Exhibit 15.1

May 29, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the paragraphs contained within the section titled “New Independent Registered Public Accounting Firm” within Item 16-F of Gafisa S.A.’s 2009 Form 20-F/A dated May 29, 2012. We are in agreement with the statements contained therein, except that we have no basis to agree or disagree with the actual date that the registrant engaged PricewaterhouseCoopers Auditores Independentes for the re-audit of the 2009 consolidated financial statements.

In addition, we have no basis to agree or disagree with statements of the registrant contained in within the section “Previous Independent Registered Public Accounting Firm” of Item 16-F.

/s/ Ernst & Young Terco Auditores Independentes S.S.
Ernst & Young Terco Auditores Independentes S.S.
CRC 2SP-015.199/O-6